UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

P.O. Box 307

Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We have audited the accompanying statement of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Late Remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 30, 2008

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

Stamford, Connecticut

June 20, 2007

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Investments, at fair value (Note 4)
Participant directed	$4,958,390	$3,387,717
Participant loans	506,522	385,574

Total Investments	5,464,912	3,773,291

Receivables:
Employer contributions	25,901	25,708
Participant contributions	2,775	4,454
Due from broker	—	23,427
Dividends & interest	57	1,217

Total Receivables	28,733	54,806

Total Assets	5,493,645	3,828,097

Liabilities:
Contribution payable	1,463	2,651

Net Assets Available for Benefits	$5,492,182	$3,825,446

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to Net Assets
Contributions:
Participants	$258,021
Employer	118,294

376,315

Investment income:
Net appreciation in fair value of investments (Note 4)	1,362,349
Interest and dividends	74,886
Interest on participant loans	38,269

1,475,504

Total Additions to Net Assets	1,851,819

Deductions from Net Assets
Benefit payments	185,083

Increase in Net Assets	1,666,736

Net Assets Available for Benefits
Beginning of year	3,825,446

End of year	$5,492,182

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2007 and 2006

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).

Note 2 - Description of the Plan

The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under bargaining unit agreements if unionization were to occur.

General

The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”). The Trustee and recordkeeper of the Plan’s assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions

Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute up to 10% of their compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited, however, to the lesser of 10% of their compensation or an annual statutory amount, which amounted to $8,000 in 2007 and 2006.

The Company’s matching contributions are made to participants’ accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2.5% of a participant’s compensation contributed to the Plan and 40% of the next 2.51% to 7.5% of the participant’s compensation contributed to the Plan.

Plan participants are permitted to direct the investments of their account balance among any available investment options under the Plan.

Vesting

Employees are at all times fully vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2007 and 2006

Investment Options

Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds

Government Securities

Cash Equivalents

Praxair, Inc. Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later.

Loans

The Plan generally permits participants to borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balances. Certain other restrictions apply, as defined in the Plan’s provisions. Participants are permitted to have only one loan outstanding at any time.

Loans may be repaid during fixed terms not to exceed five years (thirty years if used to purchase a primary residence). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9% for 2007 and 2006.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator and a segregated account is established. This account shares in the allocation of trust income and loss on a segregated basis. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. The Trustee shall continue to maintain this segregated account until the participant, beneficiary or person entitled to the benefit makes application or the benefit reverts by escheat to the state, whichever occurs first.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2007 and 2006

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan, although disclosures related to the investments will be expanded.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participants’ accounts are credited with participant contributions, contributions from the Company and an allocation of Plan earnings, based on participants’ account balances, and charged for withdrawals.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2007 and 2006

Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the limit established by the Department of Treasury.

Note 4 - Investments

Individual investments held by the Plan that exceed five percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006, respectively, are noted below:

	2007	2006
Praxair, Inc. Common Stock Fund	$3,823,933	$2,414,553
Eaton Vance Large Cap Value Fund	418,988	*
Federated Investor Max-Cap Fund	301,845	288,289
Fidelity Equity Income II Fund	*	370,140
Pimco Fds Pac Investment Management Service	*	200,638
Participant Loans	506,522	385,574

*	Not applicable, investment amount is below five percent

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year ended December 31, 2007
Praxair, Inc. Common Stock Fund	$1,307,871
Mutual Funds	54,478

$1,362,349

Note 5 - Tax Status

The Plan qualifies under sections 1165(a), (e), and (g) of the Puerto Rico Internal Revenue Code of 1994 and complies with all applicable requirements of both Title I of ERISA and the Puerto Rico Internal Revenue Code of 1994. Although the Plan has been amended since the date it was submitted, the Plan administrator and the Plan’s tax counsel believe that in design and operation, it continues to operate in compliance with applicable law.

Note 6 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2007, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during the year were immaterial.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2007 and 2006

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., therefore, these transactions qualify as party-in-interest transactions.

Participant loans also qualify as party-in-interest transactions.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 9 - Subsequent Events

Effective February 1, 2008, the Company’s matching contribution to the Plan will be made in cash and shall be invested in accordance with each participant’s investment direction.

Effective February 1, 2008, participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,000 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code of 1994). No matching contributions will be made with respect to such catch up contributions.

Note 10 - Late Remittances

During the Plan year ended December 31, 2007, participant contributions in the amount of $32,469 were not remitted within the appropriate time period by the Company resulting in total lost earnings of $39. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

EIN: ###-##-####, Plan Number: 930137013

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair, Inc. Common Stock Fund	Stock Fund	**	$3,823,933
	Eaton Vance Large Cap Value Fund	Mutual Fund	**	418,988
	Federated Investor Max-Cap Fund	Mutual Fund	**	301,845
	Pimco Fds Pac Investment Management Service	Mutual Fund	**	230,009
	Federated Government Obligations	Government Securities	**	70,617
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	60,359
	Harbor Capital Appreciation Fund	Mutual Fund	**	21,871
	Loomis Sayles Small Cap Value Fund	Mutual Fund	**	18,603
	Julius Baer Invt Intl Eqty A Fund	Mutual Fund	**	5,529
	Price T Rowe Retirement 2010 Fund	Mutual Fund	**	4,336
	Price T Rowe Retirement 2030 Fund	Mutual Fund	**	2,300

*	Participant Loans	Interest rate of 9%; various maturities	**	506,522

	Total investments at fair value			$5,464,912

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

The Savings Program for Employees of Praxair Puerto Rico B.V.

and Its Participating Subsidiary Companies

EIN: ###-##-####, Plan Number: 930137013

Schedule of Late Remittances

For the Year-Ended December 31, 2007

Participant contributions and loan repayments Transferred late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$32,469	N/A	$32,469	$39	N/A

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 30, 2008	By:	/s/ Juan Pelaez
Juan Pelaez, Managing Director, Praxair Puerto Rico, Inc. and member of Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 30, 2008, relating to the financial statements and supplemental schedule of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies appearing in this Form 11-K for the year ended December 31, 2007.

/s/ BDO Seidman, LLP

New York, New York

June 30, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the statement of net assets available for benefits at December 31, 2006 of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers, LLP

Stamford, Connecticut

June 30, 2008